Exhibit 99.(a)(iii)

LORD ABBETT BLEND TRUST

AMENDMENT TO

DECLARATION AND AGREEMENT OF TRUST

The undersigned, being at least a majority of the Trustees of the Lord Abbett Blend Trust, a Delaware Statutory Trust (the “Trust”) organized pursuant to a Declaration and Agreement of Trust dated May 1, 2001 (the “Declaration”), do hereby redesignate, pursuant to Section V.2 of the Declaration, the class of shares designated Class Y as Class I shares, of the Trust’s sole series, the Lord Abbett Small-Cap Blend Fund.  Any variations as to purchase price, determination of net asset value, the price, terms and manner of redemption and special and relative rights as to dividends on liquidation, and conditions under which such series or class shall have separate voting rights, shall be as set forth in the Declaration or as elsewhere determined by the Board of Trustees of the Trust.

This instrument shall constitute an amendment to the Declaration, effective September 28, 2007.

IN WITNESS WHEREOF, the undersigned have executed this instrument this 26th day of July, 2007.

/s/ Robert S. Dow	/s/ Daria L. Foster
Robert S. Dow	Daria L. Foster

/s/ E. Thayer Bigelow	/s/ William H.T. Bush
E. Thayer Bigelow	William H.T. Bush

/s/ Robert B. Calhoun, Jr.
Robert B. Calhoun, Jr.	Julie A. Hill

/s/ Franklin W. Hobbs	/s/ Thomas J. Neff
Franklin W. Hobbs	Thomas J. Neff

/s/ James L.L. Tullis